UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

Robert A. Singer

Brooks, Pierce, McLendon, Huumphrey & Leonard, LLP

2000 Renaissance Plaza

230 North Elm Street

Greensboro, NC 27401

(336) 271-3123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 5 Pages

(1)	Names of reporting persons IRREVOCABLE TRUST 1990 DATED JANUARY 17, 2011
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO; AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) -0-%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 1 amends the Reporting Person’s original Schedule 13D dated June 2, 2011, to report that the Reporting Person no longer beneficially owns more than 5% of the Issuer’s Class B Common Stock.

Item 1. Security and Issuer

The Schedule 13D which is being amended relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background

The Schedule 13D which is being amended is filed by the IRREVOCABLE TRUST 1990 DATED JANUARY 17, 2011 (the “1990 Trust”), through its trustee, The Fidelity Bank (the “Trustee”).

The mailing address for the Trust is c/o The Fidelity Bank, Trustee, Trust and Investment Management Department, Post Office Box 129, Fuquay-Varina, North Carolina 27526, which is also the mailing address of the Trustee.

The Trust was created under North Carolina law, and the Trustee is a commercial bank organized under the laws of North Carolina.

Item 5. Interest in Securities of the Issuer

The 1990 Trust previously held an aggregate of 498,482 shares of Class B Common Stock, constituting 30.6% of the total outstanding shares of Class B Common Stock (based on 1,626,837 shares outstanding on December 17, 2012). Under the agreement creating the 1990 Trust, the Trustee was required to vote the shares of Class B Common Stock as directed by Carmen Holding Ames (the beneficiary of the trust) during her lifetime, and, while the Trustee had dispositive power with respect to trust assets, during her lifetime Ms. Ames could elect to direct the investment of assets of the trust. As a result, the 1990 Trust, through its Trustee, had no voting power with respect to the shares of Class B Common Stock it held, and it could have been considered to have had shared dispositive power with respect to the shares. Ms. Ames had sole voting power, and was considered to have shared dispositive power, with respect to the shares of Class B Common Stock held by the 1990 Trust.

Ms. Ames separate Schedule 13D previously reflected that she beneficially owned, or may have been deemed to beneficially own, an aggregate of 594,277 shares of the Issuer’s Class B Common Stock (including the 498,482 shares held by the 1990 Trust).

On December 20, 2012, the Trustee, acting at Ms. Ames’ direction, sold all shares of Class B Common Stock previously held by the 1990 Trust directly to the Issuer at a price of $155.00 per share. Following that transaction, the 1990 Trust holds no shares of Class B Common Stock. Except as described above, during the 60 days preceding the filing of this Schedule 13D/A the 1990 Trust did not effect any transactions in Class B Common Stock.

The trustee of the 1990 Trust also serves as trustee of five other, separate trusts which also previously held shares of Class B Common Stock. Ms. Ames is the beneficiary of four of those five trusts, and one of those four trusts is the remainder beneficiary of the fifth other trust. The 1990 Trust previously has disclaimed voting and dispositive power over the shares of Class B Common Stock held by those five other trusts. On December 20, 2012, each of those other trusts (with four of them acting at Ms. Ames’ direction and one at her request) also sold all shares of Class B Common Stock they owned directly to the Issuer. The numbers of shares (which are included in the shares previously reported as beneficially owned by Ms. Ames), and percentages of total outstanding shares, of Class B Common Stock previously held by each of those five other trusts were as follows:

Holder of Shares	Total Number of Shares	Percentage of Outstanding Shares (1)
Lewis R. Holding Trust (2)	31,469	1.93%
Irrevocable Trust 1976 dated January 17, 2011 (3)	3,520	(4)
Irrevocable Trust 1979 dated January 17, 2011 (3)	58,917	3.62%
Irrevocable Trust (LRH Dynasty) dated January 17, 2011(3)	420	(4)
Irrevocable Trust (CSH Dynasty) dated January 17, 2011 (3)	420	(4)

Total	94,746	5.82%

(1)	Based on 1,626,837 total outstanding shares (as of December 17, 2012).
(2)	The trust agreement required that the trustee vote the shares of Class B Common Stock as directed by Ms. Ames if she was living, but provided that the trustee had sole dispositive power over the assets of the trust.
(3)	The trust agreement pertaining to each trust required that the trustee vote the shares of Class B Common Stock as directed by Ms. Ames during her lifetime. The trustee had dispositive power over the trusts’ assets, but, during her lifetime, Ms. Ames could elect to direct investments of the trusts’ assets.
(4)	Less than 1.00%.

The assets of the 1990 Trust include shares of the capital stock of various other entities, including Southern BancShares (N.C.), Inc. (an aggregate of 2.1% of outstanding common stock), and Yadkin Valley Company (an aggregate of 2.9% of outstanding common stock). Those other entities collectively hold an aggregate of 24,519 shares of Class B Common Stock. It is believed that the 1990 Trust does not control those other entities, and the 1990 Trust disclaims voting and dispositive power over the shares of Class B Common Stock held by those entities.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the Trustee, by and through its undersigned officer thereunto duly authorized, and in its capacity as Trustee of the 1990 Trust, certifies that the information set forth in this statement is true, complete and correct.

By its execution hereof, by and through its undersigned officer thereunto duly authorized, the undersigned executes this Schedule 13D/A on behalf, and in its capacity as Trustee, of the 1990 Trust.

December 20, 2012	IRREVOCABLE TRUST 1990, DATED JANUARY 17, 2011

	By:	THE FIDELITY BANK, TRUSTEE

	By:	/S/ Kyle S. Winder
Kyle S. Winder
Managing Director of
Trust and Investment Management